FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August, 2015

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated August 12, 2015, announcing that Gilat is partnering with leading China Satellite Communication companies for their first Ka HTS multi-spot-beam satellite.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 12, 2015	By: /s/ Yael Shofar
Yael Shofar
Associate General Counsel

Gilat is partnering with Leading China Satellite Communication
Companies for their first Ka HTS multi-spot-beam satellite

SkyEdge II-c to power first Ka-band HTS satellite communications network to deliver fixed and mobile services across China

Petah Tikva, Israel, August 12, 2015 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that it is entering into a unique partnership with Space Star Technology Co Ltd (SSTC), in which SSTC and Gilat will jointly provide the satellite communications network for ChinaSat 16, the first Ka HTS multi-spot-beam satellite in China.

The partnership agreement stipulates that multiple network segments and VSAT terminals will be delivered using Gilat’s SkyEdge II-c technology.

The SkyEdge II-c network will enable high speed fixed and mobile services to be delivered over satellite, including airborne, maritime, train and land mobility throughout China.

Additionally, Gilat will share its expertise and experience with SSTC to develop satellite-enabled applications to improve the quality of life for citizens in the country's remote locations.

“We are excited about the opportunity to develop a long-term and sustainable relationship with our new partners in China and look forward to the success of their HTS multi-satellite program”, said Dov Baharav, Gilat’s Interim CEO and Chairman of the Board.

“This agreement presents a momentous opportunity for Gilat and is a strong vindication of our technology leadership. We also believe it represents an important opportunity for China to be at the forefront of next-generation fixed and mobile satellite services, while providing consumers, businesses and government organizations across China with valuable high-speed broadband services”.

About Space Star Technology Co. Ltd.
Space Star Technology Co. Ltd. (Space Star), a subsidiary of China Aerospace Science and Technology Corporation, is a leading designer, manufacturer and supplier of satellite communications antenna equipment and microwave components in China. Space Star products and expertise have been adopted in key national projects such as Petrochina’s East-West pipeline and state radio’s satellite interference positioning. Space Star products have been exported to England, Australia, the US, Russia, India, Singapore, Nepal, Japan, Saudi Arabia and other countries in the Middle East Area and Africa.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com